# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: INLIF LIMITED, CIK 0001991592
CUSIP: G4808M100
Title of class of securities: Ordinary shares, par value $0.0001 per share
Address of issuer's principal executive offices: No. 88, Hongsi Road, Yangxi New Area, Honglai Town, Nan'an City, China (F4), 362331
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002068260

## Reporting persons
- Kerui Enterprise Limited: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Virgin Islands British (D8); sole voting power 0; shared voting power 750,000; sole dispositive power 0; shared dispositive power 750,000; aggregate amount beneficially owned 750,000 (4.71% of the class)
  Comment: * Represents ordinary shares held by Kerui Enterprise Limited as of May 13, 2025.
  
  ** Percentage of class is calculated based on 15,900,000 ordinary shares outstanding as of May 13, 2025, which information was provided by the Issuer to the Reporting Persons on May 13, 2025.
- Lihui Xu: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 0; shared voting power 750,000; sole dispositive power 0; shared dispositive power 750,000; aggregate amount beneficially owned 750,000 (4.71% of the class)
  Comment: * Represents ordinary shares indirectly held by Lihui Xu through Kerui Enterprise Limited as of May 13, 2025.
  
  ** Percentage of class is calculated based on 15,900,000 ordinary shares outstanding as of May 13, 2025, which information was provided by the Issuer to the Reporting Persons on May 13, 2025.

## Item 1. Issuer
Name of issuer: INLIF LIMITED
Address of issuer's principal executive offices: No. 88, Hongsi Road, Yangxi New Area, Honglai Town, Nan'an City, Quanzhou, The People's Republic of China

## Item 2. Person Filing
Name of person filing:
Kerui Enterprise Limited
Lihui Xu

The shares reported herein are directly held by Kerui Enterprise Limited. Lihui Xu is the sole shareholder of Kerui Enterprise Limited. Accordingly, Lihui Xu may be deemed to indirectly beneficially own the securities of the Issuer held by Kerui Enterprise Limited.
Address of principal business office or, if none, residence:
Address of Kerui Enterprise Limited: Unit 8, 3/F., Qwomar Trading Complex, Blackburne Road, Port Purcell, Road Town, Tortola, British Virgin Islands, VG1110.

Business address of Lihui Xu: Flat H, 2/F, Block, Beverly Garden, Tseung Kwan O, Hong Kong.
Citizenship:
Kerui Enterprise Limited: British Virgin Islands
Lihui Xu: China

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: N/A
Percent of class: N/A
Sole power to vote or to direct the vote: N/A
Shared power to vote or to direct the vote: N/A
Sole power to dispose or to direct the disposition: N/A
Shared power to dispose or to direct the disposition: N/A

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
99.1 Joint Filing Agreement

## Signatures
- Kerui Enterprise Limited: /s/ Lihui Xu, Lihui Xu/Director (05/14/2025)
- Lihui Xu: /s/ Lihui Xu, Lihui Xu (05/14/2025)